Exhibit 5.1

Greenberg Traurig, LLP The Shard, Level 8 | 32 London Bridge Street London SE1 9SG, United Kingdom DX 332903 LONDON BRIDGE 10 T: +44 (0) 203 349 8700 | F: +44 (0) 207 900 3632

Akari Therapeutics, Plc

Highdown House

Yeoman Way

Worthing

West Sussex

BN99 3HH

8 July 2026

Dear Sirs,

BACKGROUND

1.1	Our role

(a)	We have acted as English legal advisers to Akari Therapeutics, Plc (the “Company”), a public company with limited liability (with registered number 5252842) incorporated under the laws of England and Wales, in connection with the Registration Statement on Form S-3 (the “Registration Statement”) to be filed by the Company on or about 8 July 2026 with the Securities and Exchange Commission (the “SEC”) under the Securities Act 1933, as amended (the “Securities Act”), and the rules and regulations enacted thereunder (the “Rules”).

(b)	The Registration Statement relates to the resale, by the selling shareholders identified in the Registration Statement, of up to an aggregate of 5,999,999 American Depositary Shares (“ADSs”), representing up to an aggregate of 479,999,920,000 ordinary shares of $0.000000005 nominal value per share in the capital of the Company (“Ordinary Shares”) consisting of (a) 264,099 ADSs representing 21,127,920,000 Ordinary Shares (the “SPA Shares”) issued to certain of the selling shareholders in a private placement (the “May Private Placement”), pursuant to a securities purchase agreement, dated 20 May 2026 and amendment No.1 thereto dated 23 June 2026 between the Company and the investors listed therein (the “May SPA”); (b) up to 1,206,489 ADSs representing up to 96,519,120,000 Ordinary Shares (the “PFW Shares”) issuable upon exercise of pre-funded warrants held by certain of the selling shareholders, which pre-funded warrants were issued in the May Private Placement pursuant to the May SPA (the “Pre-Funded Warrants”); (c) up to 1,470,588 ADSs representing up to 117,647,040,000 Ordinary Shares (the “Series H Shares”) issuable upon exercise of Series H warrants held by certain of the selling shareholders, which warrants were issued in the May Private Placement pursuant to the May SPA (the “Series H Warrants”); (d) up to 1,470,588 ADSs representing up to 117,647,040,000 Ordinary Shares (the “Series I Shares”) issuable upon exercise of Series I warrants held by certain of the selling shareholders, which warrants were issued in the May Private Placement pursuant to the May SPA (the “Series I Warrants”); (e) up to 1,470,588 ADSs representing up to 117,647,040,000 Ordinary Shares (the “Series J Shares” and together with the PFW Shares, the Series H Shares and the Series I Shares, the “Warrant Shares”) issuable upon exercise of Series J warrants held by certain of the selling shareholders, which warrants were issued in the May Private Placement pursuant to the May SPA (the “Series J Warrants” and together with the Pre-Funded Warrants, the Series H Warrants and the Series I Warrants, the “Warrants”); and (f) 117,647 ADSs representing 9,411,760,000 Ordinary Shares (the “PA Shares” and together with the SPA Shares, the “Issued Shares”) issued to Paulson Investment Company, LLC (“Paulson”), and its representatives pursuant to a placement agent agreement dated 20 May 2026 entered into with Paulson (the “May Placement Agent Agreement”).

(c)	Each ADS represents 80,000 Ordinary Shares.

This is a legal communication, not a financial communication. Neither this nor any other communication from this firm is intended to be, or should be interpreted as, an invitation or inducement to any person to engage in any investment activity.

Greenberg Traurig, LLP is a limited liability partnership registered in England and Wales under number OC346053 and is regulated by the Solicitors Regulation Authority. The term shareholder is used to refer to a member of the LLP. A list of the members is open to inspection at the above address.

www.gtlaw.com

1.2	Defined terms and construction

In this opinion letter:

(a)	headings are for ease of reference only and shall not affect the interpretation of this opinion letter;

(b)	references to “paragraphs” are to paragraphs of this letter opinion;

(c)	“ADSs” has the meaning given to it in paragraph 1.1;

(d)	“Allotment Date” means the date on which any Issued Shares were allotted and issued and the date on which any Warrant Shares are allotted and issued pursuant to the exercise of any Warrant (as applicable);

(e)	“Articles” means the Company’s articles of association in force at any relevant time;

(f)	“Board” means the board of directors of the Company;

(g)	“Companies Act” means the Companies Act 2006 (as amended);

(h)	“Company” has the meaning given to it in paragraph 1.1;

(i)	“Insolvency Act” means the Insolvency Act 1986 (as amended);

(j)	“Officer’s Certificate” has the meaning given to it in paragraph 2.1(a);

(k)	“Ordinary Shares” has the meaning given to it in paragraph 1.1;

(l)	“Registration Statement” has the meaning given to it in paragraph 1.1;

(m)	“Rules” has the meaning given to it in paragraph 1.1;

(n)	“Searches” has the meaning given to it in paragraph 2.2, and “Search” shall be construed accordingly;

(o)	“SEC” has the meaning given to it in paragraph 1.1;

(p)	“Securities Act” has the meaning given to it in paragraph 1.1;

(q)	“Shareholders’ Resolutions” has the meaning given to it in paragraph 2.1(a); and

(r)	“Warrants” has the meaning given to it in paragraph 1.1.

2.	EXAMINATION AND ENQUIRIES

2.1	Documents examined

For the purpose of giving this opinion letter, we have examined:

(a)	a certificate dated 7 July 2026 and signed by an officer of the Company (the “Officer’s Certificate”) and the documents attached to it, including:

(i)	minutes of the Company’s general meeting on 15 December 2025 and minutes of the Company’s annual general meeting on 30 June 2026, each including, inter alia, shareholders’ resolutions authorising the directors of the Company to allot (and grant rights to subscribe for) Ordinary Shares for the purposes of section 551 of the Companies Act and conferring power on the directors of the Company to do so without the application of pre-emption rights pursuant to section 570 of the Companies Act (the “Shareholders’ Resolutions”); and

(ii)	written resolutions of the board of directors of the Company dated 20 May 2026, 26 May 2026 and 23 June 2026 approving, inter alia, the May Private Placement, the issue of the Issued Shares and the Warrants and other related documents and actions (the “Authorising Resolutions”), in each case certified as true and correct by the Officer’s Certificate; and

(b)	copies, certified as true and correct by the Officer’s Certificate, of the current Articles, the Company’s certificate of incorporation and the Company’s last registered certificate of incorporation on change of name, each as available for free on-line viewing by the public on the website of Companies House, together the “Documents”.

2.2	Searches

At approximately 2.12 pm London time on 7 July 2026, CRO Info (a third-party search company) (a) carried out a search of the filing history page of the Companies House on-line database in respect of the Company; (b) made an enquiry of the Insolvency and Companies List (formerly known as the Companies Court) in London in relation to the Company; and (c) made an enquiry at The Gazette in relation to the Company (together the “Searches” and each a “Search”). The Searches revealed that no order, petition or resolution for winding-up, no interim or final administration order or notice of the appointment of a receiver, administrative receiver or administrator has been filed as at the date and time of the Searches with respect to the Company and no moratorium pursuant to the Corporate Insolvency and Governance Act 2020 has been granted in respect of the Company.

2.3	No other examination or enquiry

For the purpose of giving this opinion letter, we have only examined and relied on the Documents and made the Searches. We have made no further enquiries concerning the Company or any other matter in connection with the giving of this opinion letter.

2.4	Matters of fact

We have made no enquiry, and express no opinion, as to any matter of fact. As to matters of fact which are material to this opinion letter, we have relied entirely and without further enquiry on statements made in the Documents.

3.	OPINIONS

3.1	General statements regarding opinions

(a)	The opinion set out in paragraph 3.2 is given on the basis of the examination and enquiries referred to in paragraph 2 and the assumptions made in Appendix 1 and is subject to the qualifications set out in Appendix 2.

(b)	This opinion letter is strictly limited to the matters expressly stated in the remainder of this paragraph 3 and is not to be construed as extending by implication to any other matter.

(c)	We express no opinion on any taxation matter, and none is implied or may be inferred.

3.2	Relevant Issuance

The Issued Shares have been validly issued, fully paid and no further amount may be called thereon. In respect of any Warrant Shares to be issued pursuant to a Warrant, as applicable, the Warrant Shares will, when the names of the holders of such Warrant Shares are entered into the Company’s register of members and subject to the valid exercise of such Warrant in accordance with the terms of the relevant warrant instrument, including the receipt of valid consideration by the Company for the issue thereof, be validly issued, fully paid and no further amount may be called thereon.

4.	LAW AND RELIANCE

4.1	English law at today’s date

(a)	This opinion letter shall be governed by, and construed in accordance with, English law and relates only to English law as applied by the English courts as at today’s date. We do not undertake or accept any obligation to update this opinion letter to reflect subsequent changes in English law.

(b)	We express no opinion as to, and we have not investigated for the purposes of this opinion letter, the laws of any jurisdiction other than England and Wales.

(c)	We express no opinion on matters of fact.

4.2	Disclosure and Reliance

(a)	We are furnishing this opinion letter to you, solely for your benefit in connection with the Registration Statement. We consent to your filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Securities Act or the Rules.

(b)	Other than for the purpose set out above in paragraph 4.2(a), this opinion letter may not be relied upon, or assigned, for any purpose, without our prior written consent, which may be granted or withheld in our discretion.

Yours faithfully

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

APPENDIX 1
ASSUMPTIONS

1.	Signatures and Documents

(a)	The genuineness of all signatures (including electronic signatures), seals and stamps.

(b)	The authenticity and completeness of all documents submitted to us as originals.

(c)	All documents dated earlier than the date of this opinion letter which we have reviewed remain accurate, complete and in full force and effect at the date of this opinion letter.

(d)	The conformity with the original documents of all documents submitted to us as drafts or copies and the authenticity and completeness of all such original documents.

(e)	All documents or extracts of documents submitted to us as copies or received in portable document format (PDF) conform to the originals, and that the original documents of which such copies or facsimiles or PDFs have been supplied to us were authentic and complete.

(f)	That each of the individuals who claims to be an officer of the Company is the individual whom he or she claims to be and holds the office he or she claims to hold.

(g)	The person whose name and electronic signature appears in the signature block of any document which we have reviewed is the person who signed and that signature was applied with the intention to authenticate that document.

2.	Resolutions and constitutional matters

(a)	The directors of the Company, in authorising the allotment and issue of the Issued Shares and the grant of rights to subscribe for the Warrant Shares pursuant to the Warrants, have exercised and will exercise their powers in accordance with their duties under all applicable laws in force at the relevant time and the Articles, and that all meetings or written resolutions of the Board (or any duly authorised and constituted committee of the Board) which authorised the issuance of the Issued Shares and the Warrants, including the Authorising Resolutions, and all such further meetings or written resolutions of the Board (or any duly authorised and constituted committee of the Board) which may be required in order validly to allot and issue the Warrant Shares pursuant to the Warrants, have been or will be duly convened and held and the requisite resolutions to give effect to the allotment and issue of the Issued Shares, the grant of rights to subscribe for Warrant Shares and the allotment and issue of the Warrant Shares as at each Allotment Date have been or will be duly passed.

(b)	The Shareholders’ Resolutions were duly passed at properly convened meetings of the shareholders of the Company. The correct procedure was carried out at the shareholders’ meetings, for example, there was a valid quorum of shareholders entitled to vote. The Shareholders’ Resolutions have not been and will not be amended or rescinded and were, at the time of any issue of Issued Shares and the grant of rights to subscribe for Warrant Shares, in full force and effect.

(c)	That the resolutions set out in the Shareholders’ Resolutions and/or such other shareholder resolutions that are required by the Company at a later date to validly authorise the issuance of all Warrant Shares were or will be validly passed and have not been and will not be revoked, withdrawn or varied and remain in full force and effect and will remain so and will not have expired as at each Allotment Date.

(d)	At each Allotment Date, the Warrant Shares will be duly allotted by a valid resolution of the Board, a duly authorised Board committee or a duly authorised director, in each case, duly passed, in accordance with the Articles, the Companies Act and (in the case of a Board committee or authorised director) the delegation to that committee or director.

(e)	Immediately prior to the allotment and issue of the Issued Shares and the grant of rights to subscribe for the Warrant Shares pursuant to the Warrants, the directors of the Company had sufficient powers conferred on them to allot the Issued Shares and grant rights to subscribe for the Warrant Shares, as applicable, under section 551 of the Companies Act and under section 570 of the Companies Act as if section 561 of the Companies Act did not apply to such allotment or grant of rights to subscribe and the Company did not issue (or purport to issue) the Issued Shares or grant rights to subscribe for the Warrant Shares pursuant to the Warrants in excess of such powers or in breach of any other limitation on their powers to issue shares or grant rights to subscribe for shares, and that those sections of the Companies Act will continue in force unamended at all relevant times.

(f)	That no pre-emptive or similar rights exist or have been created over or in respect of any Issued Shares and/or Warrant Shares other than pre-emption rights arising under section 561 of the Companies Act.

(g)	The creation and issue of the Warrants have been approved by valid resolutions of the Board duly passed, in accordance with the Articles and the Companies Act, and the Warrants have been constituted in accordance with all applicable laws (as in force at all relevant times) and the Articles and the instruments and/or agreements constituting the Warrants, and the obligations created by them, will constitute legal, valid, binding and enforceable obligations of each of the parties to them under the laws by which they are expressed to be governed.

(h)	The Warrants have been accurately and properly completed, duly authorised, executed and delivered on behalf of the Company and authenticated, issued and paid for and registered in the register of holders of those Warrants maintained for this purpose, in each case in accordance with the instruments and/or agreements constituting those Warrants, the Articles and all applicable laws (as in force at all relevant times).

(i)	That the parties to the May SPA and the holders of the Warrants have complied with and shall comply with all terms and conditions set out in the May SPA and the Warrants, as applicable, and/or any conditions attached to the exercise of such Warrants and the allotment and issue of Warrant Shares thereunder, and in relation to the Issued Shares, the Company has received the consideration for the Issued Shares in full in accordance with the terms of the May SPA and the May Placement Agent Agreement (as applicable) and has recorded the names of the holders of the Issued Shares in the register of members of the Company.

(j)	At each Allotment Date the Company had received or will have received the aggregate consideration payable for the relevant Issued Shares or Warrant Shares, as applicable, as “cash consideration” (as defined in section 583(3) of the Companies Act), such aggregate consideration being not less than the nominal value of those Issued Shares or Warrant Shares, as applicable; and that section 583(3) of the Companies Act will continue in force unamended at all relevant times.

(k)	The right to convert or exchange Warrants into, or to purchase, Warrant Shares will be exercised, and Warrant Shares to which holders of Warrants are entitled thereupon will be allotted and issued, in accordance with the terms of the relevant Warrants.

3.	Accuracy and completeness of information

(a)	That there is no fact, matter (such as a mistake or misrepresentation before or at the time any document was entered into or a subsequent breach, release, waiver or variation of any right or provision) or additional document which would or might affect this opinion letter and which was not revealed to us by the documents examined or the searches and enquiries made by us in connection with the giving of this opinion letter.

(b)	The factual accuracy of the Officer’s Certificate as at the date hereof and at each Allotment Date, and that there have been no amendments to the Articles since the date of the Officer’s Certificate.

(c)	The information disclosed by the Searches is true, accurate and complete and up-to-date and there is no information which should have been disclosed by the Searches which has not been disclosed for any reason.

(d)	As at each Allotment Date, the documents examined or the searches and enquiries made by us in connection with the giving of this opinion letter would not be rendered untrue, inaccurate, incomplete or out of date in any relevant respect by reference to subsequent facts, matters, circumstances or events.

4.	Insolvency

The Company is and will be at all relevant times, including at each Allotment Date, able to pay its debts when due (within the meaning of the Insolvency Act) and (i) will not become unable to pay its debts when due, or otherwise insolvent as a matter of applicable law; (ii) no proceedings have been or will be at any relevant time commenced or steps taken for the winding up of the Company or for the appointment of a receiver, trustee, manager, administrator, moratorium monitor or similar officer in respect of all or any assets of the Company; and (iii) has not taken and will not take and no other person has taken or will take analogous procedures or steps in any other jurisdiction.

5.	Other Assumptions

(a)	All applicable laws in force at all relevant times were and will be complied with in respect of anything done in relation to the offering, sale, issue and (where applicable) allotment of the Issued Shares, the Warrant Shares and the Warrants, including, without limitation, all applicable provisions of the Public Offers and Admissions to Trading Regulations 2024 (as amended), the Financial Services and Markets Act 2000 (as amended) and all applicable regulations made under it including the rules, requirements, directions and guidance issued by the Financial Conduct Authority and/or the Prudential Regulation Authority in force at all relevant times.

(b)	No Issued Shares, Warrant Shares or Warrants are, or are intended to be, admitted to trading on any market, exchange or trading platform situated or operating in the United Kingdom.

(c)	All consents, licences, approvals, notices, filing, publications and registrations which are necessary under any applicable laws in connection with the offering, sale, issue and (where applicable) allotment of the Issued Shares, the Warrant Shares and the Warrants have been made or obtained or will be made and obtained within the period permitted by such laws or regulations and are or will be in full force and effect.

(d)	No agreement, document or obligation to or by which the Company (or its assets) is a party or bound and no injunction or other court order against or affecting the Company would be breached or infringed by the performance of the transactions contemplated by the Registration Statement.

6.	Foreign law matters

There are no provisions of the laws of any jurisdiction outside England and Wales which would or might affect the opinions given in paragraph 3 of this opinion letter and insofar as the laws of any jurisdiction outside England and Wales may be relevant to such opinions, such laws have been and will be complied with.

APPENDIX 2
QUALIFICATIONS

1.	Accuracy and completeness of information

(a)	The Searches are not capable of revealing conclusively whether or not:

(i)	a winding-up order has been made or a resolution passed for the winding up of a company;

(ii)	an administration order has been made; or

(iii)	an administrator, liquidator, receiver, administrative receiver or moratorium monitor has been appointed,

as notice of these matters may not be filed with Companies House or the Insolvency and Companies List immediately and, when filed, may not be entered on the public record of the relevant company immediately. In addition, the Searches are not capable of revealing whether or not a winding-up petition or an application for an administration order has been presented.

(b)	The Searches relate only to a compulsory winding up and are not conclusively capable of revealing whether or not a winding-up petition in respect of a compulsory winding up has been presented, since details of the petition may not have been entered on the records of Companies House or the Insolvency and Companies List immediately or, in the case of a petition presented to the County Court, may not have been notified to the Insolvency and Companies List and entered on such records at all.

2.	Obligations performed outside England

(a)	Where an obligation is to be performed in a jurisdiction outside England, that obligation may not be enforceable in England to the extent that:

(i)	its performance would be illegal under the laws of, or contrary to public policy or to the exchange control regulations of, the other jurisdiction or the law applicable to the obligation; and

(ii)	the English courts take account of the law of that jurisdiction.

3.	Limitations arising from insolvency law

This opinion letter is subject to all insolvency, bankruptcy, liquidation, receivership, moratorium, reorganisation, compromise or similar laws affecting the rights of creditors (including secured creditors) generally.

4.	Miscellaneous

(a)	The opinions set out in paragraph 3 relate only to the Issued Shares and the Warrant Shares. We express no opinion in respect of any other securities of the Company existing at the date of this opinion letter which may be offered or sold from time to time pursuant to the Registration Statement.

(b)	The opinions expressed in this opinion letter are subject to the effects of any United Nations, European Union or United Kingdom sanctions or other similar measures implemented or effective in the United Kingdom.

(c)	We do not express any opinion as to any taxation (including without limitation stamp duty and stamp duty reserve tax) which may arise or be incurred as a result of or in connection with the Issued Shares and the Warrant Shares or the Warrants or as to tax matters generally.

(d)	Under the Articles, the Company may restrict the transferability of the Ordinary Shares or the rights of holders of such Ordinary Shares to hold or vote them.

(e)	We have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statements of opinion, contained in the Registration Statement, or that no material facts have been omitted from it.